HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT SHARE REFORM PROPOSAL APPROVED BY THE STATE-OWNED ASSETS SUPERVISION AND ADMINISTRATION COMMISSION

This announcement is made by Huadian Power International Corporation Limited* (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and is released in Mainland China simultaneously.

The Explanation of the Share Reform Proposal of Huadian Power International Corporation Limited* (Revised) announced by the board of directors of the Company (the "Board") in the announcement published on 23 June 2006 has been approved by the State-owned Assets Supervision and Administration Commission of the State Council.

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
4 July 2006

* *For identification only*

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HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
股權分置改革方案獲得國資委批准

華電國際電力股份有限公司(「本公司」)根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出本公告。本公告亦同時在境內發佈。

本公司董事會於二零零六年六月二十三日刊發的《華電國際電力股份有限公司股權分置改革說明書(修訂稿)》中載明的本公司股權分置改革方案已獲得國務院國有資產監督管理委員會批准。

承董事會命
華電國際電力股份有限公司
賀恭
董事長

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中華人民共和國 • 山東
二零零六年七月四日

* 　*僅供識別*

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON TARIFFS ADJUSTMENT

Huadian Power International Corporation Limited* (the "Company") recently received notices from the National Development and Reform Commission of the PRC ("NDRC") regarding adjustment of the on-grid tariffs of power grids located in areas such as Northern China, Central China, Eastern China and North-Western China upon the approval of the State Council, in order to compensate the impact of the rise in coal price and adjustment of railway transportation expenses, with effect from 30 June 2006.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the spirits of the documents issued by NDRC, the Company's existing on-grid tariffs for power generating units in Shandong Province at a rate lower than RMB0.4/KWh will be adjusted upward by RMB1.09 cents/KWh (value-added tax inclusive, the same for below) and on-grid tariffs at a rate higher than RMB0.4/KWh will be adjusted upward by RMB0.6 cents/KWh; on-grid tariffs for power generating units of Guangán Company in Sichuan Province will have an increase of RMB1.48 cents/KWh; on-grid tariffs for power generating units of Zhongning Company in Ningxia Autonomous Region, where excess output tariffs will not be cancelled temporarily, will have an increase of RMB0.34 cents/KWh; on-grid tariffs for power generating units of Chizhou Company in Anhui Province will be adjusted upward by RMB0.2 cents/KWh.

According to the above-mentioned tariff adjustments, the average on-grid tariffs (value-added tax inclusive) of the Company will have an increase of RMB1.1 cents/KWh (not including tariffs rise for desulphurization) with effect from 30 June 2006.

Set out below are the tariff adjustments of the Company's power plants / companies:

Unit: RMB/MWh

Region	Power plant	Installed capacity *(MW)*	On-grid tariffs prior to the linkage	Adjustments	On-grid tariffs after the linkage
Shandong Province	No. 1-6 generating units of Zouxian Plant	2,540	354	10.9	364.9
	No. 1-7 generating units of Shiliquan Plant	1,285	354	10.9	364.9
	No. 1 generating unit of Laicheng Plant	300	354	10.9	364.9
	No. 2-4 generating units of Laicheng Plant	900	345	10.9	355.9
	No. 1-2 generating units of Qingdao Company	600	439.4	6	445.4
	No. 3 generating unit of Qingdao Company	300	344	10.9	354.9
	No. 1-2 generating units of Weifang Company	660	375.8	10.9	386.7
	No. 1-2 generating units of Zibo Company	177	420	6	426
	No. 3-4 generating units of Zibo Company	290	360	10.9	370.9
	No. 1-2 generating units of Zhangqiu Company	290	345	10.9	355.9
	No. 2-3 generating units of Tengzhou Company	300	345	10.9	355.9
	No. 1 generating unit of Tengzhou Company	33	390.7	10.9	401.6
Sichuan Province	No. 1-2 generating units of Guangán Company	600	339.4	14.8	354.2
	No. 3-4 generating units of Guangán Company	600	333	14.8	347.8
Ningxia Autonomous Region	No. 1-2 generating units of Zhongning Company	660	233 (within the benchmark) 150 (excess output tariffs)	3.4	236.4 (within the benchmark) 153.4 (excess output tariffs)
Anhui Province	No. 1-2 generating units of Chizhou Company	600	369	2	371

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

As at the date of this announcement, the directors of the Company are:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
30 June 2006

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

（在中華人民共和國註冊成立之中外合資股份有限公司）

（股份代碼：1071）

於其它市場發布的公告
電價調整公告

華電國際電力股份有限公司（「本公司」）於近日接到中國國家發展和改革委員會（「國家發改委」）發出的通知，為解決煤價上漲及鐵路運價調整等因素對電價的影響，經報請中國國務院批准，決定自二零零六年六月三十日起適當調整華北、華中、華東和西北等電網的上網電價。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出。

按照國家發改委有關文件精神，本公司位於山東省的發電機組現行上網電價低於人民幣0.4元的每千瓦時提高人民幣1.09分錢（含增值税，下同），高於人民幣0.4元的每千瓦時提高人民幣0.6分錢；位於四川省的廣安公司發電機組上網電價每千瓦時提高人民幣1.48分錢；位於寧夏自治區的中寧公司發電機組上網電價每千瓦時提高人民幣0.34分錢（寧夏自治區暫不取消超發電價）；位於安徽省的池州公司發電機組上網電價每千瓦時提高人民幣0.2分錢。

按照上述電價調整方案，本公司平均上網電價（含增值税）比調整前提高人民幣1.1分錢/千瓦時（不含脱硫加價），自二零零六年六月三十日起執行。

本公司所屬電廠的電價調整情況見下表：

電價單位：人民幣元/千千瓦時

區域	電廠	裝機容量（兆瓦）	聯動前上網電價	聯動幅度	聯動後上網電價
山東省	鄒縣發電廠1-6號機	2,540	354	10.9	364.9
	十里泉發電廠1-7號機	1,285	354	10.9	364.9
	萊城發電廠1號機	300	354	10.9	364.9
	萊城發電廠2-4號機	900	345	10.9	355.9
	青島公司1-2號機	600	439.4	6	445.4
	青島公司3號機	300	344	10.9	354.9
	濰坊公司1-2號機	660	375.8	10.9	386.7
	淄博公司1-2號機	177	420	6	426
	淄博公司3-4號機	290	360	10.9	370.9
	章丘公司1-2號機	290	345	10.9	355.9
	滕州公司2-3號機	300	345	10.9	355.9
	滕州公司1號機	33	390.7	10.9	401.6
四川省	廣安公司1-2號機	600	339.4	14.8	354.2
	廣安公司3-4號機	600	333	14.8	347.8
寧夏自治區	中寧公司1-2號機	660	233（基數內）	3.4	236.4（基數內）
			150（超發電價）		153.4（超發電價）
安徽省	池州公司1-2號機	600	369	2	371

承董事會命
華電國際電力股份有限公司
賀恭
董事長

於本公告日期，本公司董事會成員包括：賀恭（董事長，非執行董事）、陳飛虎（副董事長，非執行董事）、朱崇利（副董事長，非執行董事）、陳建華（執行董事）、田沛亭（執行董事）、王映黎（非執行董事）、張炳炬（非執行董事）、彭興宇（非執行董事）、丁慧平（獨立非執行董事）、趙景華（獨立非執行董事）、王傳順（獨立非執行董事）及胡元木（獨立非執行董事）。

中華人民共和國•山東
二零零六年六月三十日

* *僅供識別*